2Q23 Investor Presentation

July 18, 2023





Disclosures

CAUTIONARY STATEMENT

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to potential benefits of the First Miami merger, and the strength of our pipelines and their ability to support business growth across our markets and our belief that our high-quality balance sheet and business mix will support strong performance regardless of future economic conditions. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customer, supplier, employee or other business partner relationships, (3) reputational risk and the reaction of each of the companies' customers, suppliers, employees or other business partners to the merger, (4) the risks relating to the integration of FMIA's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (5) the risks associated with United's pursuit of future acquisitions, (6) the risk associated with expansion into new geographic or product markets, (7) the dilution caused by United's issuance of additional shares of its common stock in the merger, and (8) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by United with the SEC.

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

Disclosures

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Return on assets – pre-tax pre-provision, excluding merger-related and other charges," "Efficiency ratio – operating," "Expenses – operating," and "Tangible common equity to tangible assets."

Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating United's underlying performance trends. Further, management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about United's operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this Presentation.

United Community Banks, Inc.



NASHVILLE
KNOXVILLE
MEMPHIS
CHATTANOOGA
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
NC
TN
ASHEVILLE
CHARLOTTE
FAYETTEVILLE
GREENVILLE
WILMINGTON
HUNTSVILLE
SC
FLORENCE
ATHENS
COLUMBIA
BIRMINGHAM
ATLANTA
AUGUSTA
GA
TUSCALOOSA
MACON
CHARLESTON
COLUMBUS
MONTGOMERY
SAVANNAH
DOTHAN
MOBILE
TALLAHASSEE
JACKSONVILLE
ORLANDO
TAMPA
SARASOTA
NAPLES
FORT LAUDERDALE
MIAMI
UCBI Banking Offices

Regional Full Service Branch Network

National Navitas and SBA Markets

Company Overview

$26.1 BILLION IN TOTAL ASSETS	**$17.4** BILLION IN TOTAL LOANS
$4.9* BILLION IN AUA	**$22.3** BILLION IN TOTAL DEPOSITS
12.7% TIER 1 RBC	**AMERICA'S BEST BANKS** in 2023 for the tenth consecutive year – Forbes
$0.23 QUARTERLY DIVIDEND – UP 10% YOY	**WORLD'S BEST BANKS** in 2023 for four of the last five years – Forbes
212* BANKING OFFICES ACROSS THE SOUTHEAST	**AMERICA'S MOST TRUSTWORTHY COMPANIES** in 2023 and #2 in the banking industry - Newsweek
Nine-time winner of the J.D. Power award that ranked us **#1 IN CUSTOMER SATISFACTION** with Consumer Banking in the Southeast	**BEST BANKS TO WORK FOR** in 2022 for the sixth consecutive year – American Banker

Premier Southeast Regional Bank – Committed to Service Since 1950

- ✓ Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- ✓ 204* branches, 8 LPOs, and 5 MLOs across six Southeast states; Top 10 market share in GA and SC

Extended Navitas and SBA Markets

- ✓ Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment finance provider
- ✓ SBA business has both in-footprint and national business (4 specific verticals)

Note: See glossary located at the end of this presentation for reference on certain acronyms
*Pro forma with First National Bank of South Miami; 2Q23 AUA of $308 million

4

2Q23 Highlights

$0.53
Diluted earnings per share – GAAP

$0.55
Diluted earnings per share – operating[1]

0.95%
Return on average assets – GAAP

1.00%
Return on average assets – operating[1]

1.65%
PTPP return on average assets – operating[1]

1.64%
Cost of deposits

31%
DDA / Total Deposits

7.47%
Return on common equity – GAAP

11.35%
Return on tangible common equity – operating[1]

6.3%
Annualized 2Q EOP core loan growth

55.7%
Efficiency ratio – GAAP

54.2%
Efficiency ratio – operating[1]

4.5%
Annualized 2Q EOP deposit growth

Other 2Q notable items:
$1.6 mm GOS from commercial insurance business
$1.4 mm MSR write-up



Diluted Earnings Per Share

	2Q22	1Q23	2Q23
GAAP	$0.61	$0.52	$0.53
Operating[1]	$0.66	$0.58	$0.55



Return on Average Assets

	2Q22	1Q23	2Q23
GAAP	1.08%	0.95%	0.95%
Operating[1]	1.17%	1.06%	1.00%



Book Value Per Share

	2Q22	1Q23	2Q23
GAAP	$23.96	$25.76	$25.98
Tangible[1]	$16.68	$17.59	$17.83



PTPP Return on Average Assets

	2Q22	1Q23	2Q23
PTPP	1.49%	1.58%	1.59%
Operating PTPP[1]	1.60%	1.71%	1.65%

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance

5

Long-Term Financial Performance & Shareholder Return

ROA[1][2]

ROTCE[1][2]



Performance for the period ended July 14, 2023	United Community Banks, Inc.	KBW Nasdaq Regional Bank Index (KRX)
1-YEAR	-11%	-12%
3-YEAR	64%	44%
5-YEAR	2%	-9%
10-YEAR	148%	59%



(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance
(2) UCBI 1Q23 includes the impact of the $10.4 million initial provision to establish the reserve for Progress loans and unfunded commitments, which reduced ROA – Operating by 13 bps and reduced ROTCE – Operating by 135 bps

Footprint Focused on High-Growth MSAs in Southeast

Fastest Growing Major Southeast MSAs [1]	UCBI [3] Market Rank	UCBI [3] (%) of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %	'22 Total Deposits ($M)
1) Raleigh, NC	11	3.67%	7.40%	11.77%	54,911
2) Jacksonville, FL	23	0.41%	6.89%	14.35%	103,192
3) Orlando, FL	15	3.33%	6.35%	10.63%	75,966
4) Nashville, TN	12	6.25%	6.12%	12.44%	92,625
5) Charlotte, NC	14	2.39%	5.80%	14.66%	336,500
6) Tampa, FL	43	0.17%	5.19%	11.68%	92,275
7) Atlanta, GA	9	20.74%	4.68%	14.16%	237,455
8) Richmond, VA	--	--	3.88%	12.78%	142,812
9) Washington DC	--	--	2.72%	11.66%	297,120
10) Virginia Beach, VA	--	--	2.25%	14.75%	35,868
11) Miami, FL	31	5.33%	1.95%	10.76%	352,009

Fastest Growing Mid-Size Southeast MSAs [2]	UCBI [3] Market Rank	UCBI [3] (%) of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %	'22 Total Deposits ($M)
1) Myrtle Beach, SC	12	2.01%	9.38%	12.44%	13,698
2) Winter Haven, FL	--	--	9.37%	9.14%	11,738
3) Fort Myers, FL	--	--	8.93%	11.31%	23,119
4) Daphne, AL	25	0.06%	8.00%	8.53%	6,795
5) Sarasota, FL	32	0.26%	7.73%	12.11%	31,735
6) Port St. Lucie, FL	14	0.11%	7.53%	11.74%	13,322
7) Fayetteville, AR	--	--	6.99%	10.18%	17,477
8) Naples, FL	31	0.06%	6.83%	8.60%	22,814
9) Daytona Beach, FL	--	--	6.56%	10.27%	15,311
10) Hilton Head Island, SC	17	0.16%	6.33%	15.75%	7,121
11) Charleston, SC	15	1.18%	6.32%	14.65%	22,732
12) Destin, FL	12	1.00%	6.21%	13.20%	8,749
13) Clarksville, TN	7	1.51%	6.16%	10.22%	5,576
14) Ocala, FL	--	--	6.06%	16.04%	8,024
15) Spartanburg, SC	5	1.31%	6.01%	12.32%	6,180
16) Huntsville, AL	8	2.86%	5.93%	16.50%	11,727
17) Melbourne, FL	17	0.03%	5.29%	11.06%	13,211
18) Gainesville, GA	3	3.06%	5.20%	20.84%	6,040
19) Savannah, GA	8	1.31%	5.16%	9.66%	10,221
20) Wilmington, NC	17	0.23%	5.02%	12.29%	17,215

UCBI MSA Presence

Projected Population Growth[3] (2023-2028)



4.7%
2.1%
United Community Bank
National Avg.

Projected Household Income Growth[3] (2023-2028)



12.7%
13.4%
United Community Bank
National Avg.

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 200,000 and 1,000,000
(3) Market Rank and (%) of Total Deposits pro forma for recently completed acquisition of Progress Financial Corporation

Outstanding Deposit Franchise

2Q23 Total Deposits $22.3 billion



Total Deposit Beta



- UCBI Cumulative Deposit Beta
- KRX Peer Average Cumulative Deposit Beta
- UCBI Cost of Deposits

Strong Deposit Growth

✓ Total deposits were up $247 million in 2Q23, or 4.5% annualized from 1Q23

✓ YTD total deposits, excluding Progress, were up $1.0 billion, or 9.8% annualized

✓ Total customer deposits were up $109 million in 2Q23, or 2.3% annualized from 1Q23 (excluding brokered deposits and public funds)

✓ YTD total customer deposits, excluding Progress, were up $574 million, or 6.2% annualized

Deposit Costs Below Peers, But Increased Due to Rates and Mix

✓ 32% cumulative deposit beta since 4Q21, as cost of deposits moved to 1.64% from 1.10% in 1Q23

✓ DDA% moved to 31% of total deposits from 34% last quarter, as customers moved funds to CDs, which increased to 17% of total deposits from 14% last quarter

Deposit Trends

2Q23 Total Deposits $22.3 billion



- Deposits are granular with a $33 thousand average account size and are diverse by industry and geography
- Business deposits of $8.3 billion and personal deposits of $10.8 billion in 2Q23

Deposit Mix Shift



Customer Deposit Granularity



Well-Diversified Loan Portfolio

$ in billions

2Q23 Total Loans $17.4 billion


Residential Construction
Manufactured Housing
Home Equity
3%
2%
5%
Residential Mortgage
17%
41%
C&I
Other Consumer
1%
CRE
21%
10%
Commercial Construction

Quarter Highlights

- ✓ Loans increased $270 million, or 6.3% annualized
- ✓ Construction & CRE ratio as a percentage of total RBC = 78% / 201%
- ✓ Top 25 relationships totaled $722 million, or 4.2% of total loans
- ✓ SNCs outstanding of $367 million, or 2.1% of total loans
- ✓ Project lending limit of $32 million
- ✓ Conservative relationship lending limits driven by risk grades


Equipment Financing
$1.5
Commercial & Industrial
$2.5
Owner Occupied CRE
$3.1

Balance Sheet Strength – Liquidity and Capital

Loans / Deposits %



- ✓ Substantial balance sheet liquidity and above-peer capital ratios
- ✓ $5.9 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- ✓ FHLB borrowings declined to zero in 2Q23 from $30 million in 1Q23

Tangible Common Equity / Tangible Assets %



Common Equity Tier 1 RBC %*



*2Q23 regulatory capital ratios are preliminary

Capital

Risk-Based Capital Ratios*



- ■ CET1 ■ Non-common Tier 1 ■ Tier 2

	1Q22	2Q22	3Q22	4Q22	1Q23	1Q23 KRX Peer Median	2Q23*
Total	14.3%	14.5%	14.6%	14.8%	14.4%	13.3%	14.6%
Tier 2	1.9%	1.9%	1.9%	2.0%	1.8%	1.7%	1.9%
Non-common Tier 1	0.6%	0.6%	0.6%	0.5%	0.5%	0.6%	0.5%
CET1	11.9%	12.0%	12.1%	12.3%	12.1%	11.0%	12.2%

Tangible Book Value Per Share



1Q23 TBV	Operating Earnings	Merger Charges	Dividends	Change in OCI	Other	2Q23 TBV
$17.59	$0.55	($0.02)	($0.24)	($0.10)	$0.05	$17.83

- ✓ 2Q23 regulatory risk-based capital ratios increased an average of 16 bps from 1Q23
- ✓ The leverage ratio increased 14 bps to 9.79%, as compared to 1Q23
- ✓ Quarterly dividend of $0.23 per share, an increase of 10% YOY
- ✓ Repurchased a modest amount of preferred shares at an average price of $20.83 during 2Q23
- ✓ Net unrealized securities losses in AOCI increased by $13 million to $318 million in 2Q23
  - AFS securities portfolio of $3.4 billion with a 2.5-year duration
- ✓ TCE % of 8.21% increased 4 bps from 1Q23

Net Interest Revenue / Margin[1]

$ in millions

Net Interest Revenue & Net Interest Margin



- ✓ Net interest revenue decreased $11.2 million from 1Q23
- ✓ Net interest margin increased 18 bps compared to 2Q22, but decreased 24 bps from 1Q23, primarily driven by increased deposit costs
- ✓ Core net interest margin of 3.30%, which excludes purchased loan accretion
- ✓ Purchased loan accretion totaled $4.1 million and contributed 7 bps to the margin, down 1 bp from 1Q23
- ✓ Approximately $5.6 billion or 32% of total loans are floating rate with another $2.3 billion that will adjust beyond one year

2Q23 NIM Compression



Yields & Costs



(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes purchased loan accretion

Noninterest Income

$ in millions



Service Charges ■ **Mortgage** ■ **Brokerage / Wealth Mgmt** ■ **Loan sale gains** ■ **Other**

Linked Quarter

✓ Noninterest income was up $6.2 million

- Service charges drove $1.1 million of the increase from 1Q23
- A $655,000 increase in mortgage fees excluding the $1.4 million change in the mark on the MSR
- $444,000 increase in gains on SBA and Navitas loan sales
  - $1.6 million in 2Q gains on $22.1 million of SBA loans sold
  - $738,000 in 2Q gains on $20.8 million of equipment finance loan sales
- Other income was up $2.7 million due to the absence of 1Q23's $1.6 million in securities losses and an approximate $1.6 million 2Q23 net gain from the sale of a commercial insurance business

Year-over-Year

✓ Noninterest income was up $2.9 million

- Mortgage rate locks of $305 million in 2Q23 compared to $597 million in 2Q22
- Other noninterest income increased $5.4 million due to higher other investment income and the Progress acquisition

Disciplined Expense Management

Efficiency Ratio %



- 56.6%
- 53.2%
- 48.4%
- 47.7%
- 48.0%
- 47.4%
- 57.2%
- 53.7%
- 53.7%
- 55.7%
- 54.2%

2Q22 3Q22 4Q22 1Q23 2Q23

GAAP — Operating — KRX Peer Median

✓ The GAAP efficiency ratio improved compared to last quarter

✓ On an operating basis, the efficiency ratio increased modestly as lower expenses were more than offset by the impact of NIM pressure

Noninterest Expense $



$ in millions

- $120.8
- $113.6
- $112.8
- $111.0
- $117.3
- $115.9
- $139.8
- $131.2
- $132.4
- $128.8

2Q22 3Q22 4Q22 1Q23 2Q23

GAAP Operating

✓ Total operating expenses decreased by $2.4 million, or 1.8%, quarter over quarter, mostly due to lower incentive accrual, group medical insurance costs and payroll taxes

Credit Quality

Net Charge-Offs as % of Average Loans



- ✓ 2Q23 net charge-offs of $8.4 million, or 0.20% of average loans, annualized
  - • 2Q23 Navitas net charge-offs of $2.5 million, or 0.69% annualized
- ✓ Non-performing assets increased $30.3 million during the quarter and were 0.60% of total loans, an increase of 17 bps from 1Q23, driven primarily by the movement of one senior care relationship to non-accrual
- ✓ Special mention loans improved from $239 million in 1Q23 to $217 million in 2Q23
- ✓ Higher risk loans, defined as special mention plus substandard accruing, improved 0.3% from 1Q23 to 2.7% and were down 0.5% YOY

Non-Performing Assets & Past Due Loans as a % of Total Loans



Special Mention & Substandard Accruing Loans as a % of Total Loans



Allowance for Credit Losses



Allowance for Credit Losses (ACL) Walk-Forward

- ✓ The provision for credit losses was $22.8 million in 2Q23 as compared to $8.4 million in net charge-offs

- ✓ Loan growth accounted for $4.0 million of the provision increase

- ✓ Economic forecast for the CRE price index created a build in the allowance of $7 million

- ✓ ACL reserve levels remain strong at 1.22% of loans, up from 1.05% in 2Q22



Allowance for Credit Losses (ACL)

■ ACL - Allowance for Credit Losses $ —□— ACL - Allowance for Credit Losses %

Note: ACL includes the reserve for unfunded commitments

2Q23 INVESTOR PRESENTATION
Exhibits





Navitas Performance

$ in millions



Navitas Portfolio

- Navitas Loans $: 1Q21 $913, 2Q21 $969, 3Q21 $1,017, 4Q21 $1,083, 1Q22 $1,148, 2Q22 $1,211, 3Q22 $1,281, 4Q22 $1,374, 1Q23 $1,447, 2Q23 $1,510
- Portfolio Yield %: 9.08%, 9.08%, 9.01%, 8.89%, 8.85%, 8.80%, 8.79%, 8.88%, 8.99%, 9.12%



Net Charge-Offs

- 2019 0.72%, 2020 0.83%, 1Q21 0.70%, 2Q21 0.13%, 3Q21 0.21%, 4Q21 0.29%, 1Q22 0.10%, 2Q22 0.31%, 3Q22 0.36%, 4Q22 0.50%, 1Q23 0.93%, 2Q23 0.69%

✓ Navitas represents 8% of total loans

✓ Navitas 2Q23 NCOs of 0.69%, or $2.5 million

✓ Navitas ACL / Loans of 1.89%

✓ We expect higher 3Q losses, however, full-year 2023 NCOs are expected to be in the 0.90% - 0.95% range due to recent stress in the transportation sector

Mortgage Activity Shift to Saleable Production

$ in millions

Mortgage Locks & Sales



Mortgage Locks - Purchase vs. Refinance



- ✓ Rate locks were $305 million compared to $335 million in 1Q23
- ✓ 22% of locked loans were variable rate mortgages in 2Q23, down from 27% in 1Q23
- ✓ Sold $131 million loans in 2Q23, up $52 million from $79 million sold in 1Q23
- ✓ Purchase / Refi mix shifted from 73% / 27% in 2Q22 to 86% / 14% in 2Q23

Selected Segments – Senior Care

$ in millions



- ✓ Senior Care lending team are dedicated specialists with significant experience in the space
- ✓ Senior Care portfolio outstanding totaled $394 million as of 2Q23, or 2.3% of total loans
- ✓ As of June 30, $31.8 million of Senior Care loans were nonaccruing, an increase of $21.3 million from 1Q23 (included in substandard)
- ✓ As of June 30, $107.9 million of Senior Care loans were special mention and $74.7 million were substandard accruing
- ✓ Senior care loans account for approximately 37% of total criticized and classified loans

Selected Segments – Office

$ in millions



Investment CRE – Office Exposure Outstanding $

2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
$538	$531	$541	$666	$683	$664	$661	$710	$722

✓ Office portfolio is distributed across our Southeastern primary and secondary markets, with very few loans in central business districts

✓ Office portfolio exposure has a small suburban business focus with a significant portion of well-located medical office buildings

✓ Granular portfolio with an average office loan size of $1.3 million and a median loan size of $492,000 as of 2Q23

✓ Office portfolio outstanding totaled $722 million as of 2Q23, or 4.2% of total loans

✓ Top 10 Office commitments total $129 million

✓ As of June 30, $571,000 Office loans were nonaccruing

✓ As of June 30, $8.9 million, or 1.2% of Office loans outstanding were special mention and $812,000, or 0.1% of Office loans outstanding were substandard accruing

Note: Reliant acquisition contributed $138 million of the increase in office loans outstanding from 4Q21 to 1Q22; Progress acquisition contributed $74 million of the increase in office loans outstanding from 4Q22 to 1Q23

Uninsured Deposits

$ in billions

Deposit Type	Total Deposits*	Insured Deposits	Collateralized Deposits	Uninsured & Uncollateralized $	Uninsured & Uncollateralized %
Retail	$11.4	$9.6	-	$1.8	16%
Business	$6.6	$3.4	-	$3.2	48%
Public	$2.4	$0.1	$2.3	$0.0	0%
Sweep	$1.1	$1.1	-	$0.0	0%
Brokered	$0.6	$0.6	-	$0.0	0%
Total	**$22.1**	**$14.8**	**$2.3**	**$5.0**	**23%**

- ✓ We estimate that 77% of our deposits were either insured or collateralized as of June 30, 2023, up 1% from 1Q23
- ✓ Our uninsured deposits have significant diversity with respect to industry type and geography
- ✓ Our sweep accounts include ICS deposits, which increased approximately $610 million in 2Q23

*Estimates

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2Q22	3Q22	4Q22	1Q23	2Q23
Expenses					
Expenses - GAAP	$ 120,790	$ 112,755	$ 117,329	$ 139,805	$ 132,407
Merger-related and other charges	(7,143)	(1,746)	(1,470)	(8,631)	(3,645)
Expenses - Operating	$ 113,647	$ 111,009	$ 115,859	$ 131,174	$ 128,762
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ 0.61	$ 0.74	$ 0.74	$ 0.52	$ 0.53
Merger-related and other charges	0.05	0.01	0.01	0.06	0.02
Diluted earnings per share - Operating	0.66	0.75	0.75	0.58	0.55
Book Value per share					
Book Value per share - GAAP	$ 23.96	$ 23.78	$ 24.38	$ 25.76	$ 25.98
Effect of goodwill and other intangibles	(7.28)	(7.26)	(7.25)	(8.17)	(8.15)
Tangible book value per share	$ 16.68	$ 16.52	$ 17.13	$ 17.59	$ 17.83
Return on Tangible Common Equity					
Return on common equity - GAAP	9.31 %	11.02 %	10.86 %	7.34 %	7.47 %
Effect of merger-related and other charges	0.79	0.19	0.15	0.81	0.35
Return on common equity - Operating	10.10	11.21	11.01	8.15	7.82
Effect of goodwill and intangibles	4.10	4.39	4.19	3.48	3.53
Return on tangible common equity - Operating	14.20 %	15.60 %	15.20 %	11.63 %	11.35 %
Return on Assets					
Return on assets - GAAP	1.08 %	1.32 %	1.33 %	0.95 %	0.95 %
Merger-related and other charges	0.09	0.02	0.02	0.11	0.05
Return on assets - Operating	1.17 %	1.34 %	1.35 %	1.06 %	1.00 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2Q22		3Q22		4Q22		1Q23		2Q23	
Return on Assets to return on assets- pre-tax pre-provision										
Return on assets - GAAP	1.08	%	1.32	%	1.33	%	0.95	%	0.95	%
Income tax expense	0.32		0.37		0.41		0.29		0.29	
(Release of) provision for credit losses	0.09		0.25		0.33		0.34		0.35	
Return on assets - pre-tax, pre-provision	1.49		1.94		2.07		1.58		1.59	
Merger-related and other charges	0.11		0.03		0.02		0.13		0.06	
Return on assets - pre-tax, pre-provision, excluding merger-related and other charges	1.60	%	1.97	%	2.09	%	1.71	%	1.65	%
Efficiency Ratio										
Efficiency Ratio - GAAP	56.58	%	48.41	%	47.95	%	57.20	%	55.71	%
Merger-related and other charges	(3.35)		(0.75)		(0.60)		(3.53)		(1.54)	
Efficiency Ratio - Operating, excluding PPP fees and MSR marks	53.23	%	47.66	%	47.35	%	53.67	%	54.17	%
Tangible common equity to tangible assets										
Equity to assets ratio - GAAP	10.95	%	11.12	%	11.25	%	11.90	%	11.89	%
Effect of goodwill and other intangibles	(2.96)		(3.01)		(2.97)		(3.36)		(3.31)	
Effect of preferred equity	(0.40)		(0.41)		(0.40)		(0.37)		(0.37)	
Tangible common equity to tangible assets ratio	7.59	%	7.70	%	7.88	%	8.17	%	8.21	%

Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Officer
ALLL – Allowance for Loan Losses	MMDA – Money Market Deposit Account
AOCI – Accumulated Other Comprehensive Income (Loss)	MTM – Marked-to-market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NOW – Negotiable Order of Withdrawal
CET1 – Common Equity Tier 1 Capital	NPA – Non-Performing Asset
CRE – Commercial Real Estate	NSF – Non-sufficient Funds
CSP – Customer Service Profiles	OO RE – Owner Occupied Commercial Real Estate
DDA – Demand Deposit Account	PCD – Loans Purchased with Credit Deterioration
EOP – End of Period	PPP – Paycheck Protection Program
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FHA – Federal Housing Administration	RBC – Risk Based Capital
FTE – Fully-taxable equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
IBL – Interest-bearing liabilities	TCE – Tangible Common Equity
ICS – Insured Cash Sweep	USDA – United States Department of Agriculture
KRX – KBW Nasdaq Regional Banking Index	VA – Veterans Affairs
LPO – Loan Production Office	YOY – Year over Year

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